NEWS RELEASE

May 24, 2007		Release 08-2007

For immediate release

CARMACKS COPPER PROJECT:
INDEPENDENT FEASIBILITY STUDY’S EXECUTIVE SUMMARY

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) is pleased to announce that the executive summary of the Carmacks Copper Project’s independent feasibility study is now available.

The report is posted on both Western Copper’s web site at www.westerncoppercorp.com and Sedar at www.sedar.com.

The feasibility study, relating to the wholly owned Carmacks copper property in the Yukon Territory, was compiled by M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”) with resource estimation by Wardrop Engineering (“Wardrop”) of Vancouver and reserve estimation and mine costing by Independent Mining Consultants of Tucson (“IMC”). Geotechnical input to the study was provided by Golder Associates of Burnaby and environmental input was provided by Access Consulting Group of Whitehorse.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact

David Jensen
Vice President, Corporate Development
Phone: 604.684.9497
Email:    info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM